CARDIGANT MEDICAL INC
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

January 04, 2012
Jeffrey Riedler
Assistant Director
Securities And Exchange Commission
Washington, DC 20549
Subject: Response to SEC Comment Letter,
File No. 333-176329

Dear Jeffrey,
We have received the SEC's comment letter dated December 30, 2011. We have reviewed the letter and have the following responses to your questions below. Please note that we have included your original comments with our responses below including those filed as part of amendment 5 of our registration statement in an effort for completeness. Amendment 5 to our registration statement has been filed with the responses included where appropriate.

Risk Factors, page 11
1. We note your response to our prior comment 4 and the added disclosure to the section entitled "Risk Factors." However, the risk factors you added should be as equally prominent as the others. Please revise your disclosure to ensure that these risk factors are preceded by appropriately titled captions for each of the three paragraphs.

The disclosures have been updated to provide for more prominent display of the additional risk factors.

Selling Shareholders and Plan of Distribution, page 22
2. We note that there is currently no market for your shares. Further, given that you are offering the shares to be sold by the selling shareholders and the registrant at a fixed price of $1.05 until the termination of the offering, and the selling shareholders' shares will be offered without the engagement of an underwriter, the disclosure in paragraphs three and nine of this section contradicts the information in other parts of your filing. Please revise this section to delete paragraphs three and nine. Also, please confirm that if you do engage an underwriter in the future prior to the termination of the offering, you will file a post-effective amendment to identify the underwriter and disclose the terms of the underwritten offering and cease offering securities until such post-effective amendment is declared effective by the Commission.

Paragraphs deleted and the following language has been added, "There is no underwriter engaged as part of this offering. If the company where to engage an underwriter in the future prior to terminating the offering, the company will file a post effective amendment to identify the underwriter and disclose the terms of the underwritten offering. No securities will be offered by the company or the selling shareholders until such post effective amendment is declared effective by the Securities and Exchange Commission."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24 Quarterly Events, Equity Schedule, page 31
3. We acknowledge your revised disclosure in response to prior comment 13. Please explain to us why your use of the discounted cash flow model is appropriate given that the model does not appear to assume any future cash inflows. If you continue to believe that the use of the discounted cash flow model is appropriate, please disclose herein the reasons supporting your conclusions.

The internally developed DCF did take into account future cash inflows as a funtion of revenue once regulatory approvals are granted on a country by country basis in future years. Our strategic modeling was based on the net present value of both cash inflows and outflows. The company continues to believe that the discounted cash flow model is the most appropriate model for valuing a non revenue generating enterprise with no comparable publicly traded peers. This model was generated in part as a function of our strategic planning and budgeting process. It was developed as an internal tool to help management make strategic business decisions but also to help determine a reasonable value to management of the company's value on a per share basis. While the discounted cash flow model is limited in that it is largely assumption driven, we continue to believe it is the best tool for valuing our common shares. We have added the inclusion of future revenue streams as one of the factors taken into account in the DCF model.

4. Revise to disclose why your estimated share price has remained unchanged at $.20 since inception and to reconcile and explain the reasons for differences between your estimated offering price of $1.05 and the deemed fair value of your common stock of $.20.

As stated elsewhere, we have previously placed a value for our private share placements at $0.20 per share. This amount has remained unchanged until this offering as most of our experimental work during the time of those offerings has focused on generating proof of concept data and ensuring that our efficacy data is reproducible. As such we have not raised the offering price for shares sold as part of these private placements until this time. During the summer of 2011, we conducted a new study confirming our early work but also looking at a new patient subset following injury after a heart attack known as ischemic reperfusion injury. The company believes that a drug based therapy administered adjunctively to standard of care treatments for a heart attack, may improve clinical trial enrollment and market adoption. There are no changes to our delivery strategy or our potential drug candidate, but rather the ability to more specifically target a patient subset. This study was completed in September of 2011 with data analysis still ongoing, but management believes that this study creates additional company value sufficient to justify the common share price increase to $1.05.

5. Revise to disclose the reason management chose not to obtain a contemporaneous valuation of your common stock by an unrelated valuation specialist.

The following language was added, "As part of determining the offering price for these shares, the company did not obtain an independent valuation from an unrelated valuation specialist. Due to the early stage of the business and the numerous uncertainties and risks as detailed in the Risk Factors section, the valuation techniques commonly used to value private shares can produce significant variations and uncertainty in the view of management. The company did not obtain an independent assessment of this value as it did not believe the cost would produce a result substantially different than its own estimations."

Additionally, the following disclosure was added as the final risk factor in the risk factors section, "THE COMPANY DID NOT OBTAIN AN INDEPENDENT VALUATION FROM AN UNRELATED VALUATION EXPERT AS PART OF SETTING THE OFFERING PRICE."

Scientific Background of Apoa-1, page 33
6. We note your response to our prior comment 8 which provides some of the remaining material terms of the license agreement with Yeungnam University. Please revise your disclosure to also describe the remaining material terms of the contract including usage restrictions, exclusivity and termination provisions.

The additional disclosure including field of use restrictions, exclusivity and territory and termination provisions have been added.

Market Opportunity for an HDL based Therapeutic, page 35
7. We note that in your response to our prior comment 2, you state that while you still included CMI-121 as a potential product you may advance depending on your data analysis, you are currently evaluating similar but non patented alternatives. You also state that you added language that explains that CMI-121 is simply one potential product candidate at this time but that you do not currently consider it your lead candidate. Given your response, your statement in this section which reads, "The risk of CMI-121 and for the company is whether our product will achieve clinically relevant endpoints in a safe and cost effective manner" is not consistent with your uncertainty as to whether CMI-121 will be your lead product. Please revise your disclosure accordingly.

The reference has been changed.

Executive Compensation, page 39
8. Please revise your summary compensation table to provide the actual amounts paid to Mr. Sinibaldi for the year rather than an hourly rate.

The compensation has been added on an annual basis for Dr. Sinibaldi.

Audited Financial Statements
Financial Statements
Report of Independent registered Accounting Firm, page F-1
9. We acknowledge the revisions made in response to prior comment 12.
Have the report revised to also cover the period inception (April 17, 2009) to December 31, 2009 with respect to the results of operations and cash flows.

The updated language to the audit opinion has been revised.

Exhibits
10. We note your response to our prior comment 14 and that you filed the legal opinion as an exhibit. We also note that your counsel's consent is part of the legal opinion. Please revise your exhibit index to include "Exhibit 23.2 Consent of Jannol Law Group (see Exhibit 5.1)."

The langauge has been added.

Please do not hesitate to contact us if any additional questions arise.

Sincerely,

Jerett Creed
President & CEO
Cardigant Medical Inc.